Commission File Number: 001-38289 CUSIP Number: 05351X101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 12b-25
_____________________
NOTIFICATION OF LATE FILING
(Check One)    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
AVAYA HOLDINGS CORP.
(Full Name of Registrant)
(Former Name if Applicable)
2605 Meridian Parkway, Suite 200
(Address of Principal Executive Office (Street and Number))
Durham, North Carolina 27713
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Avaya Holdings Corp. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022 (the “Form 10-Q”).
As previously disclosed in the Company’s NT 10-Q filed with the U.S. Securities & Exchange Commission (the “SEC”) on August 9, 2022 (the “Q3 NT 10-Q”) and the Company’s NT 10-K filed with the SEC on November 30, 2022, Part III of which is incorporated herein by reference, the audit committee (the “Audit Committee”) of the Company’s board of directors commenced an internal investigation to review, among other things, the circumstances surrounding the Company’s financial results for the quarter ended June 30, 2022. The Audit Committee’s investigation into the Company’s financial results for the quarter ended June 30, 2022 remains on-going. Following the Company’s notification to the SEC of the Audit Committee’s investigation, as noted in the Company’s Q3 NT 10-Q, the Company has been fully cooperating with the SEC’s investigation, which the Company expects to remain on-going for some time.
As previously disclosed in a Form 8-K filed on November 30, 2022, the Company determined that material weaknesses existed in its Internal Control Over Financial Reporting (“ICFR”) and that disclosure controls and procedures were not effective as of September 30, 2021, which continues to be the case. The Company is assessing a potential material weakness related to designing and maintaining an effective control environment and to the setting of an appropriate “tone at the top.” Management is actively engaged in taking steps necessary to remediate the control deficiencies that constituted the material weaknesses discussed above. The Company is committed to transforming its culture to embrace transparency and open communication and the following personnel changes have occurred:
-On July 28, 2022, Avaya removed James M. Chirico, Jr. as Chief Executive Officer and appointed Alan Masarek as new Chief Executive Officer, effective August 1, 2022;
-It was determined that Stephen Spears would step down from his role as Chief Revenue Officer on October 18, 2022 and departed the Company effective November 1, 2022;
-Kieran McGrath, stepped down as Chief Financial Officer, effective November 9, 2022, and retired from the Company, effective December 1, 2022; and
-Avaya appointed Rebecca A. Roof as Interim Chief Financial Officer, effective November 9, 2022.
There may be additional material weaknesses identified in the Company’s ICFR.
The Company is also continuing to complete its assessment of the impairment charges related to the Company’s long-lived assets as well as its intangible assets, including the Avaya Trade Name and the goodwill related to the Company’s Services reporting unit for each period for which the Company has yet to file a periodic report. As disclosed in Q3 NT 10-Q, the Company expects to record a goodwill impairment charge of approximately $1,175 million to $1,471 million and an impairment charge of approximately $97 million to $333 million for its indefinite-lived intangible asset, the Avaya Trade Name.
As a result of the foregoing and other closing activities, the Company requires additional time to complete its review of its financial statements and other disclosures as of and for the applicable periods ended June 30, 2022, September 30, 2022 and December 31, 2022, and to complete its closing processes and controls, and is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2022 on or prior to the prescribed due date of February 9, 2023. The Company does not currently anticipate that it will be able to file that Form 10-Q on or before the fifth calendar day following the February 9, 2023 prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-Q as soon as possible.
As previously disclosed, each of the Company’s term loan facility and ABL facility contains a covenant that requires the Company’s (or Avaya Inc.’s) audited financial statements be provided to the applicable lenders on or before December 29, 2022, which audited financial statements shall be audited by an independent registered public accounting firm of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of the audit entity and its consolidated subsidiaries as a going concern (other than an exception with respect to a current maturity date of any indebtedness or any actual or prospective default of a financial maintenance covenant). Such audited financial statements have not, as of this date, been delivered to the applicable lenders. The Company has 30 days to cure a failure to deliver such compliant financial statements after receipt of written notice from the administrative agent of the applicable facility. As of the date of this notification, the Company has not received such notice. The Company continues to have constructive dialogue with its creditors about the parameters of restructuring the Company’s capital structure, which may likely be effectuated in the near-term and take the form of an in-court restructuring for the Company and its domestic subsidiaries.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rebecca A. Roof	(908)	953-6000
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
The Company has not yet filed its quarterly report on Form 10-Q for the period ended June 30, 2022 or its annual report on Form 10-K for the year ended September 30, 2022.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report a significant decline in revenue as well as significant impairment charges related to its intangible assets, and consequently, will report a significant decrease in operating income and a significant increase in net loss, for the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021. It is expected that preliminary unaudited revenues for the quarter ended December 31, 2022 are in the range of $418 to $423 million. However, the Company is unable to provide reasonable estimates of gross profit, operating income and net loss or the amount of the impairment charges at this time as the Company continues to focus on completing the Audit Committee investigation noted above and has not completed its financial close process and controls for the applicable period.

Cautionary Note Regarding Preliminary Financial Information
All financial results for the three months ended December 31, 2022 included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full first quarter results, do not present all information necessary for an understanding of the Company’s financial performance as of December 31, 2022 and should not be considered final until the Company files its Quarterly Report on Form 10-Q for the quarter ended December 31, 2022. During the course of the preparation of the Company’s financial statements as of and for the three months ended December 31, 2022, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.
Cautionary Note Regarding Forward-Looking Statements

This notification on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “our vision,” “plan,” “potential,” “preliminary,” “predict,” “should,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, finalization of the Company’s annual and quarterly financial statements (including finalization of the Company’s impairment tests), completion of standard annual and quarterly-close processes, the Company’s ability to address the convertible notes that mature in June 2023 and continue as a going concern, the risk of an event of default under one or more of the Company’s senior debt facilities, including as a result of the Company’s failure to timely finalize its annual and quarterly financial statements and a potential delisting of the Company’s common stock, the impact of litigation and regulatory proceedings, the impact and timing of any cost-savings measures, the risk that additional material weaknesses are identified prior to the filing with the SEC of future periodic reports, future whistleblower complaints that are not properly logged or communicated across management, as well as inherent limitations in internal controls over financial reporting, the outcome of the Audit Committee’s investigation, the ability of the Company to regain compliance with the NYSE listing requirements, future compliance with such requirements, potential future application of suspension and delisting procedures and future quotation of the Company’s common stock, the result of ongoing discussions with the Company’s creditors regarding a restructuring and the nature of the in-court restructuring itself, including a Chapter 11 filing under the U.S. Bankruptcy Code. Other risk factors affecting the Company are discussed in the Company’s Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q filed with the SEC. These risks and uncertainties may cause the Company’s actual results, performance, liquidity or achievements to differ materially from any future results, performance, liquidity or achievements expressed or implied by these forward-looking statements. For a further list and description of such risks and uncertainties, please refer to the Company’s filings with the SEC that are available at www.sec.gov. The Company cautions you that the list of important factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this notification may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

AVAYA HOLDINGS CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2023	By:	/s/ Rebecca A. Roof
		Name:	Rebecca A. Roof
		Title:	Interim Chief Financial Officer

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